Exhibit 99.1
RESULTS
The board of directors (the ‘‘Board’’) of Brilliance China Automotive Holdings Limited (the ‘‘Company’’) announces the unaudited consolidated interim financial results of the Company and its subsidiaries (collectively referred to as the ‘‘Group’’) for the six months ended 30th June, 2008. The unaudited consolidated interim financial statements have been reviewed by the Audit Committee of the Board.
CONDENSED CONSOLIDATED INCOME STATEMENT
(Expressed in thousands of RMB except for per share amounts)

		(Unaudited)
		For the six months
		ended 30th June,
		2008	2007
	Note	RMB’000	RMB’000

Turnover	5	5,210,123	7,742,973
Cost of sales		(4,920,828)	(7,180,920)

Gross profit		289,295	562,053
Other revenue	5	105,267	169,574
Selling expenses		(226,711)	(299,386)
General and administrative expenses		(202,344)	(211,701)
Staff option costs		(856)	—
Other operating expenses		(68,567)	(64,464)

Operating (loss) profit	6	(103,916)	156,076
Interest income	5	50,886	40,493
Finance costs, net	7	(46,872)	(79,421)
Share of results of:
Associates		14,217	31,460
Jointly controlled entities		114,940	58,899
Changes in fair value of embedded conversion option of convertible bonds		215,035	(282,480)

Profit (Loss) before taxation		244,290	(74,973)
Taxation	9	(24,609)	(17,564)

Profit (Loss) for the period		219,681	(92,537)

Attributable to:
Equity holders of the Company		282,943	(125,737)
Minority interests		(63,262)	33,200

		219,681	(92,537)

Dividends	10	—	—

Basic earnings (loss) per share	11	RMB0.07710	RMB(0.03428)

Diluted earnings (loss) per share	11	RMB0.07704	N/A

CONDENSED CONSOLIDATED BALANCE SHEET

		(Unaudited)	(Audited)
		As at	As at
		30th June,	31st December,
		2008	2007
	Note	RMB’000	RMB’000

Non-current assets
Intangible assets	12	1,123,170	1,054,652
Goodwill	12	295,529	295,529
Property, plant and equipment	12	3,528,592	3,309,616
Construction-in-progress	12	265,698	257,017
Land lease prepayments	12	116,892	118,720
Interests in associates	13	397,643	383,429
Interests in jointly controlled entities	14	1,361,280	1,210,019
Prepayments for a long-term investment	15	600,000	600,000
Available-for-sale financial assets	16	30,255	26,129
Other non-current assets		10,717	9,343

Total non-current assets		7,729,776	7,264,454

Current assets
Cash and cash equivalents	17	994,480	1,373,416
Short-term bank deposits		639,930	518,000
Pledged short-term bank deposits	18	2,037,476	1,971,665
Inventories		2,345,694	2,469,033
Accounts receivable	19	777,653	805,187
Accounts receivable from affiliated companies	29(c)	534,535	684,221
Notes receivable	20	530,695	416,495
Notes receivable from affiliated companies	29(d)	318,094	260,155
Other receivables	21	494,242	491,237
Dividend receivable from affiliated companies	29(e)	76,173	97,173
Prepayments and other current assets		349,360	273,828
Income tax recoverable		271	18,482
Other taxes recoverable		37,607	125,179
Advances to affiliated companies	29(f)	171,284	101,402

Total current assets		9,307,494	9,605,473

CONDENSED CONSOLIDATED BALANCE SHEET (Cont’d)

		(Unaudited)	(Audited)
		As at	As at
		30th June,	31st December,
		2008	2007
	Note	RMB’000	RMB’000

Current liabilities
Accounts payable	22	2,848,095	3,421,891
Accounts payable to affiliated companies	29(g)	1,117,953	952,847
Notes payable		3,287,940	2,828,373
Notes payable to affiliated companies	29(h)	48,000	207,774
Customer advances		256,137	150,354
Other payables		478,381	419,710
Dividends payable		2,898	3,085
Accrued expenses and other current liabilities		73,325	152,150
Short-term bank borrowings	23	544,347	370,000
Income tax payable		9,662	9,555
Other taxes payable		74,966	71,095
Advances from affiliated companies	29(i)	64,977	56,134

Total current liabilities		8,806,681	8,642,968

Net current assets		500,813	962,505

Total assets less current liabilities		8,230,589	8,226,959

Non-current liabilities
Convertible bonds	24	1,502,949	1,752,233
Deferred government grants		79,883	81,555
Advances from affiliated companies		129,993	133,772

Total non-current liabilities		1,712,825	1,967,560

Net assets		6,517,764	6,259,399

Capital and reserves
Share capital	25	303,488	303,488
Share premium	26	2,040,430	2,040,430
Reserves	26	4,027,037	3,705,745

Total equity attributable to equity holders of the Company		6,370,955	6,049,663

Minority interests	26	146,809	209,736

Total equity		6,517,764	6,259,399

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	(Unaudited)
	For the six months
	ended 30th June,
	2008	2007
	RMB’000	RMB’000

Total equity as at 1st January	6,259,399	6,025,140

Items directly recognised in equity
Increase in fair value of available-for-sale financial assets	4,126	30,469
Share of jointly controlled entity’s gain recognised directly in equity	33,702	—

	37,828	30,469
Profit (Loss) for the period	219,681	(92,537)

Total recognised profits (losses) for the period	257,509	(62,068)

Movements in equity arising from capital transactions
Share option costs	856	—

Total equity as at 30th June	6,517,764	5,963,072

Total recognised profits (losses) for the period
Attributable to:
Equity holders of the Company	320,436	(95,268)
Minority interests	(62,927)	33,200

	257,509	(62,068)

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

		(Unaudited)
		For the six months
		ended 30th June,
		2008	2007
	Note	RMB’000	RMB’000

Net cash generated from operating activities		218,286	1,291,730
Net cash used in investing activities		(590,199)	(728,720)
Net cash used in financing activities		(7,023)	(142,548)

(Decrease) Increase in cash and cash equivalents		(378,936)	420,462

Cash and cash equivalents as at 1st January		1,373,416	1,468,075

Cash and cash equivalents as at 30th June		994,480	1,888,537

Analysis of balance of cash and cash equivalents
Bank balances and cash	17	994,480	1,988,537
Short-term bank borrowings with original maturities less than 3 months		—	(100,000)

		994,480	1,888,537

NOTES TO CONDENSED FINANCIAL STATEMENTS

1.	Organisation and operations
The Company was incorporated in Bermuda on 9th June, 1992 as an exempted company with limited liability. The Company’s shares are traded on The Stock Exchange of Hong Kong Limited (the ‘‘Stock Exchange’’). The Company’s American depositary shares were delisted from The New York Stock Exchange Inc. on 26th July, 2007 and are currently traded on the over-the-counter markets in the United States of America.

2.	Statement of compliance and accounting policies
These interim financial statements have been prepared in accordance with the applicable disclosure provisions of the Rules Governing the Listing of Securities on the Stock Exchange (the ‘‘Listing Rules’’), the Hong Kong Accounting Standard (‘‘HKAS’’) 34 ‘‘Interim financial reporting’’ and other relevant HKASs and Interpretations and the Hong Kong Financial Reporting Standards (‘‘HKFRSs’’) issued by the Hong Kong Institute of Certified Public Accountants (‘‘HKICPA’’).

The accounting policies and basis of preparation adopted in these interim financial statements are consistent with those adopted in the Group’s annual financial statements for the year ended 31st December, 2007, except for the change in accounting estimate as disclosed in note 3 and the adoption of HKFRSs and HKASs as disclosed in note 4 below.

3.	Change in accounting estimate
The Company re-evaluated as at 1st January, 2008 the periods over which its buildings, plant and machinery, specific tools and moulds are available to use and extended the estimated useful lives of these assets based on historical usage experience and industry practices. The estimated useful lives of these assets before and after the re-evaluation are as follows:

Estimated useful lives
Property, plant and equipment:	Before change	After change

Buildings	20 years	20-30 years
Plant and machinery	10 years	10-20 years
Specific tools and moulds	80,000-200,000 times	150,000-400,000 times
The effect of the change in these accounting estimates is a decrease in depreciation of RMB81,750,000 for the six months ended 30th June, 2008.

4.	Impact of new HKFRSs and HKASs
The following new interpretations issued by the HKICPA which are mandatory for the annual periods beginning 1st January, 2008 have been adopted in the preparation of these interim financial statements.

HK(IFRIC)—Int 11	HKFRS 2: Group and Treasury Share Transactions
HK(IFRIC)—Int 12	Service Concession Arrangements
HK(IFRIC)—Int 14	HKAS 19 — The Limit on a Defined Benefit Assets, Minimum Funding Requirements and their Interaction
The adoption of these new interpretations has no material financial effect on the Group’s results and financial position for the current or prior periods.

The Group has not early adopted the following new/revised standards and interpretations that have been issued but not yet effective for the accounting period ending 31st December, 2008. The Group is in the process of making an assessment of the impact of these new/revised standards and interpretations to the Group’s results of operations and financial position in the period of initial application.

HKAS 1 (Revised)	Presentation of Financial Statements[1]
HKAS 23 (Revised)	Borrowing Costs[1]
HKAS 27 (Revised)	Consolidated and Separate Financial Statements[2]
HKAS 32 & 1 (Amendments)	Puttable Financial Instruments and Obligations Arising on Liquidation[1]
HKFRS 2 (Amendment)	Vesting Conditions and Cancellations[1]
HKFRS 3 (Revised)	Business Combinations[2]
HKFRS 8	Operating Segments[1]
HK(IFRIC)-Int 2 (Amendment)	Members’ Shares in Co-operative Entities and Similar Instruments[1]
HK(IFRIC)-Int 13	Customer Loyalty Programmes[3]

[1]	Effective for annual periods beginning on or after 1st January, 2009

[2]	Effective for annual periods beginning on or after 1st July, 2009

[3]	Effective for annual periods beginning on or after 1st July, 2008
The adoption of HKFRS 3 (Revised) may affect the accounting for business combination for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after 1st July, 2009. HKAS 27 (Revised) will affect the accounting treatment for changes in a parent’s ownership interest in a subsidiary that do not result in a loss of control, which will be accounted for as equity transactions. The directors of the Company anticipate that the application of the other revised standards, amendments and interpretations will have no material impact on how the results and financial position of the Group are prepared and presented.

5.	Turnover, other revenue and segment information
The Company is an investment holding company and its subsidiaries are principally engaged in the manufacture and sale of (1) minibuses and automotive components; and (2) Zhonghua sedans in the People’s Republic of China (the ‘‘PRC’’).

An analysis of the Group’s turnover and revenue is as follows:

	(Unaudited)
	For the six months ended 30th June,
	2008	2007
	RMB’000	RMB’000

Turnover
Sale of minibuses and automotive components	2,605,053	2,673,370
Sale of Zhonghua sedans	2,605,070	5,069,603

	5,210,123	7,742,973

Other revenue
Subsidy	34,589	56,508
Others	70,678	113,066

	105,267	169,574

Interest income	50,886	40,493

	156,153	210,067

Total revenue	5,366,276	7,953,040

Since almost all of the Group’s revenue is derived in the PRC, the Group has determined that business segments be presented as the only reporting format.

For the six months ended 30th June, 2008, the Group operated in the PRC under three main business segments: (1) manufacture and sale of minibuses and automotive components, (2) manufacture and sale of Zhonghua sedans, and (3) manufacture and sale of BMW sedans through BMW Brilliance Automotive Ltd. (‘‘BMW Brilliance’’), a jointly controlled entity of the Group.

Business segments — for the six months ended 30th June, 2008

	(Unaudited)
	Manufacture and sale of minibuses	Manufacture and sale of	Manufacture and sale of
	and automotive components	Zhonghua sedans	BMW sedans	Total
	RMB’000	RMB’000	RMB’000	RMB’000

Segment sales	2,605,053	2,605,070	—	5,210,123

Segment results	157,238	(240,559)	—	(83,321)

Unallocated costs net of unallocated revenue				(20,595)

Operating loss				(103,916)
Interest income				50,886
Finance costs, net				(46,872)

Share of results of:
Associates	(162)	14,379	—	14,217
Jointly controlled entities	5,336	—	109,604	114,940
Changes in fair value of embedded conversion option of convertible bonds				215,035

Profit before taxation				244,290

Taxation				(24,609)

Profit for the period				219,681

Business segments — for the six months ended 30th June, 2007

	(Unaudited)
	Manufacture and sale of minibuses and	Manufacture and sale of	Manufacture and sale of
	automotive components	Zhonghua sedans	BMW sedans	Total
	RMB’000	RMB’000	RMB’000	RMB’000

Segment sales	2,673,370	5,069,603	—	7,742,973

Segment results	231,074	(65,642)	—	165,432

Unallocated costs net of unallocated revenue				(9,356)

Operating profit				156,076
Interest income				40,493
Finance costs, net				(79,421)

Share of results of:
Associates	(128)	31,588	—	31,460
Jointly controlled entities	5,863	—	53,036	58,899
Changes in fair value of embedded conversion option of convertible bonds				(282,480)

Loss before taxation				(74,973)

Taxation				(17,564)

Loss for the period				(92,537)

6.	Operating (loss) profit
Operating (loss) profit is stated after charging and crediting the following:

	(Unaudited)
	For the six months ended 30th June,
	2008	2007
	RMB’000	RMB’000

Charging:
Cost of inventories sold	4,920,828	7,180,920
Amortisation of intangible assets (a)	74,561	68,340
Depreciation of property, plant and equipment	136,153	335,027
Amortisation of land lease prepayments	1,828	1,703
Net realisable value provision for inventories (d)	1,084	18,625
Staff costs (including directors’ emoluments) (Note 8)	253,109	192,473
Provision for doubtful debts	4,117	20
Research and development costs (b)	7,052	9,174
Provision for warranty	25,862	27,988

Operating lease rentals on:
— land and buildings	7,470	8,831
— machinery and equipment	43	42
Exchange loss, net (c)	20,529	2,774
Loss on disposal of property, plant and equipment	1,361	—

Crediting:
Write back of provision for inventories sold (d)	19,502	82,434
Gain on disposal of property, plant and equipment, net	—	1,312
Provision for doubtful debts written back	4,499	383

(a)	amortisation of intangible assets in relation to production purposes was included in cost of sales; amortisation of intangible assets for all other purposes was included in general and administrative expenses

(b)	included in general and administrative expenses

(c)	included in other operating expenses

(d)	included in cost of sales

7.	Finance costs, net

	(Unaudited)
	For the six months ended 30th June,
	2008	2007
	RMB’000	RMB’000

Interest expenses on
Bank loans wholly repayable within one year	18,499	16,933
Discounted bank guaranteed notes	79,044	31,128
Amortised redemption premium on convertible bonds	67,524	67,112
Sale and lease back arrangement	7,783	8,135

	172,850	123,308

Less: interest expense capitalised at an annual rate of 7% (2007: 3%)	(24,205)	(984)

	148,645	122,324
Less: exchange gain on translation of convertible bonds	(101,773)	(42,903)

	46,872	79,421

8.	Staff costs (including directors’ emoluments)

	(Unaudited)
	Six months ended 30th June,
	2008	2007
	RMB’000	RMB’000

Wages and salaries	203,495	170,430
Pension and staff welfare	48,758	22,043
Share-based payments	856	—

	253,109	192,473

9.	Taxation
Taxation on overseas profits has been calculated on the estimated assessable profits for the period at the rates of taxation prevailing in the jurisdictions in which the Group operates.

The amount of taxation charged to the condensed consolidated income statement represents PRC enterprise income tax.

10.	Dividends
The directors do not recommend the payment of an interim dividend at the board meeting held on 19th September, 2008 (2007: No interim dividend declared).

11.	Earnings (Loss) per share
The calculation of basic earnings per share for the six months ended 30th June, 2008 is based on the net profit attributable to equity holders of the Company of approximately RMB282,943,000 (2007: loss of RMB125,737,000), divided by the weighted average of 3,669,766,000 (2007: 3,668,391,000) ordinary shares outstanding during the period.

Diluted earnings per share for the six months ended 30th June, 2008 is based on the same profit attributable to equity holders of the Company as used in calculating basic earnings per share and weighted average number of ordinary shares of 3,672,603,000 which is the same weighted average number of ordinary shares in calculating basic earnings per share plus weighted average number of 2,837,000 shares deemed issued under the Company’s share option scheme. The effect of deemed conversion of convertible bonds is not considered in the calculation of diluted earnings per share as the effect is anti-dilutive.

Diluted loss per share for the six months ended 30th June, 2007 is not considered as the effect of both deemed conversion of convertible bonds and deemed issue of the potential ordinary shares from exercising the Company’s share option are anti-dilutive.

12.	Capital expenditures

	(Unaudited)
	Intangible		Property, plant and	Construction-in-	Land lease
	assets	Goodwill	equipment	progress	prepayments
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Net book value as at 1st January, 2008	1,054,652	295,529	3,309,616	257,017	118,720
Additions	143,079	—	224,614	142,569	—
Construction-in-progress transferred to property, plant and equipment	—	—	133,888	(133,888)	—
Disposals	—	—	(3,373)	—	—
Depreciation/Amortisation	(74,561)	—	(136,153)	—	(1,828)

Net book value as at 30th June, 2008	1,123,170	295,529	3,528,592	265,698	116,892

13.	Interests in associates
Details of interests in associates are as follows:

	(Unaudited)	(Audited)
	As at
	30th June,	As at
	2008	31st December, 2007
	RMB’000	RMB’000

Share of net assets other than goodwill	370,989	356,775
Goodwill	26,654	26,654

	397,643	383,429

14.	Interests in jointly controlled entities
Details of interests in jointly controlled entities are as follows:

	(Unaudited)	(Audited)
	As at	As at
	30th June,	31st December,
	2008	2007
	RMB’000	RMB’000

Share of net assets other than goodwill	1,287,009	1,135,748

Goodwill	326,644	326,644
Accumulated impairment loss	(252,373)	(252,373)

	74,271	74,271

	1,361,280	1,210,019

15.	Prepayments for a long-term investment
On 29th December, 2003, Shenyang JinBei Automotive Industry Holdings Co., Ltd. (‘‘SJAI’’) (a 99.0% indirectly-owned subsidiary of the Company) and Shenyang XinJinBei Investment and Development Co., Ltd. (‘‘SXID’’) (an indirect wholly-owned subsidiary of the Company) entered into agreements with respective sellers to acquire the entire equity interests of Shenyang Automobile Industry Asset Management Co., Ltd (‘‘SAIAM’’) and Shenyang XinJinBei Investment Co., Ltd. (‘‘SXI’’) (the ‘‘Acquisitions’’). SAIAM owns 24.38% while SXI owns 8.97% of the equity interest in Shenyang JinBei Automotive Company Limited (‘‘JinBei’’), a company listed on the Shanghai Stock Exchange. The consideration for the Acquisitions was RMB600 million, which was determined after arm’s length negotiations between the parties by taking into account the respective financial positions of SAIAM and SXI.

Although the Acquisitions have been approved by the State-owned Assets Supervision and Administration Commission of Liaoning Provincial Government and the State-Owned Assets Supervision and Administration Commission of the State Council, the transfer of the entire interest of SAIAM and SXI is subject to the granting of a waiver to SXID and SJAI from making an offer for all of the shares of JinBei under Regulation of Acquisitions of Listed Companies by the China Securities Regulatory Commission. Upon completion of the Acquisitions, the Group will be effectively interested in an aggregate of approximately 33.05% of the issued share capital of JinBei.

As at 30th June, 2008 and 31st December, 2007, the consideration of RMB600 million paid to the shareholders of SAIAM and SXI was recorded as prepayments for a long-term investment. The directors have assessed the fair value of the underlying shares of JinBei and are satisfied that the recoverability of the prepayments is supported by the underlying shares of JinBei.

16.	Available-for-sale financial assets

	(Unaudited)	(Audited)
	As at	As at
	30th June,	31st December,
	2008	2007
	RMB’000	RMB’000

Unlisted, at cost	4,138	4,138
Listed in Hong Kong, at fair value	26,117	21,991

	30,255	26,129

17.	Cash and cash equivalents
For condensed consolidated balance sheet classification, cash and cash equivalents represent assets similar in nature to cash, which are not restricted as to use. For the purposes of condensed consolidated cash flow statement, cash and cash equivalents represent short-term highly liquid investments which are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, net of bank overdrafts and short-term bank borrowings with original maturities less than 3 months.

18.	Pledged short-term bank deposits
Pledged short-term bank deposits as at 30th June, 2008 were pledged for the following purposes:

	(Unaudited)	(Audited)
	As at	As at
	30 June,	31 December,
	2008	2007
	RMB’000	RMB’000

Issue of bank guaranteed notes to trade creditors (Note)	1,823,796	1,757,985
Bank loans granted to JinBei (Note 27)	213,680	213,680

	2,037,476	1,971,665

Note: In addition to short-term bank deposits, as at 30th June, 2008, the Group also pledged bank guaranteed notes receivable from third parties and affiliated companies of approximately RMB173 million (At 31st December, 2007: RMB223 million) for issue of bank guaranteed notes.

19.	Accounts receivable
An aging analysis of accounts receivable is set out below:

	(Unaudited)	(Audited)
	As at	As at
	30th June,	31st December,
	2008	2007
	RMB’000	RMB’000

Less than six months	573,907	619,157
Between six months to one year	114,557	84,884
Above one year to two years	87,800	97,111
Above two years	64,277	66,923

	840,541	868,075
Less: Provision for doubtful debts	(62,888)	(62,888)

	777,653	805,187

The Group’s credit policy is to offer credit to customers following a financial assessment and an established payment record. Credit history and background of new customers are checked and security deposits are usually obtained from major customers. Credit terms of 30 days to 90 days are set for customers and designated staff monitors accounts receivable and follows up collection with customers.

20.	Notes receivable
All notes receivable are denominated in Renminbi and are primarily notes received from customers for settlement of accounts receivable balances. As at 30th June, 2008, all notes receivable were guaranteed by established banks in the PRC and have maturities of six months or less (As at 31st December, 2007: Same). As at 30th June, 2008, notes receivable from third parties and affiliated companies of approximately RMB173 million have been pledged for the issue of notes payable (As at 31st December, 2007: RMB233 million).

21.	Other receivables

	(Unaudited)	(Audited)
	As at	As at
	30th June,	31st December,
	2008	2007
	RMB’000	RMB’000

Advance to SAIAM (Note)	300,000	300,000
Receivable from a jointly controlled entity	7,173	16,386
Others	274,324	262,488

	581,497	578,874
Less: Provision for doubtful debts	(87,255)	(87,637)

	494,242	491,237

Note: As at 30th June, 2008, an amount of RMB300 million (As at 31st December, 2007: RMB300 million) was advanced to SAIAM which will become a subsidiary of the Group after the completion of the Acquisitions as detailed in note 15.

22.	Accounts payable
An aging analysis of accounts payable is set out below:

	(Unaudited)	(Audited)
	As at	As at
	30th June,	31st December,
	2008	2007
	RMB’000	RMB’000

Less than six months	2,697,765	3,372,186
Between six months to one year	82,364	18,628
Above one year to two years	39,735	11,895
Above two years	28,231	19,182

	2,848,095	3,421,891

23.	Short-term bank borrowings
All short-term bank borrowings at 30th June, 2008 are unsecured (At 31st December, 2007: Same), interest-bearing at rates ranging from 6.449% to 8.217% per annum (At 31st December, 2007: 6.73% to 8.02% per annum) and repayable from 18th October, 2008 to 30th June, 2009 (At 31st December, 2007: repayable from 26th January, 2008 to 18th October, 2008).

24.	Convertible bonds

	(Unaudited)	(Audited)
	As at	As at
	30th June,	31st December,
	2008	2007
	RMB’000	RMB’000

Liability component
At beginning of period/year	1,435,657	1,395,422
Amortisation	67,524	135,483
Gain on foreign currency translation	(88,735)	(95,248)

At balance sheet date	1,414,446	1,435,657

Fair value of embedded conversion option
At beginning of period/year	316,576	151,648
Changes in fair value	(215,035)	181,933
Gain on foreign currency translation	(13,038)	(17,005)

At balance sheet date	88,503	316,576

	1,502,949	1,752,233

On 7th June, 2006, the Group, through a wholly-owned subsidiary, Brilliance China Finance Limited, issued zero coupon guaranteed convertible bonds with principal amount of US$182,678,000 (equivalent to approximately RMB1,461 million based on the applicable exchange rate at the time of issue). The convertible bonds are listed on the Singapore Exchange Securities Trading Limited.

The convertible bonds are convertible into fully paid ordinary shares at par value of US$0.01 each of the Company at an initial conversion price of HK$1.93 per share, subject to adjustment in certain events, at any time on or after 6th July, 2006, and up to and including 8th May, 2011, unless the convertible bonds have previously been redeemed or previously have matured.

Conversion price reset

If the average of the closing price (the ‘‘Average Market Price’’) of the shares of the Company for the period of 20 consecutive trading days immediately prior to the reset dates (being 10th March, 2007 and 10th March, 2008) is less than the conversion price on the applicable reset date, the conversion price shall be adjusted on the applicable reset date so that the Average Market Price of the shares of the Company will become the adjusted conversion price with effect from the applicable reset date provided that, among other things, any such adjustment to the conversion price in no event shall be less than 68% (for the 10th March, 2007 reset date) and 75% (for the 10th March, 2008 reset date) of the conversion price prevailing on the applicable reset date and that the conversion price shall not be reduced below the then par value of the shares unless under applicable law then in effect the convertible bonds could be converted at such reduced conversion price into legally issued, fully-paid and non-assessable shares.

24.	Convertible bonds (Cont’d)
Pursuant to the terms of the convertible bonds, the initial conversion price of HK$1.93 was adjusted to HK$1.53 with effect from 10th March, 2008. Due to the adjustment to the conversion price, the total number of conversion shares increased from 733,674,599 shares at a conversion price of HK$1.93 to 925,484,964 shares at a conversion price of HK$1.53. At a special general meeting held on 21st April, 2008, the shareholders of the Company approved, by way of an ordinary resolution, the grant of a specific mandate to the directors to issue, allot and deal with the additional conversion shares.

Redemption

The convertible bonds will mature on 7th June, 2011. All but not some of the aggregate outstanding principal amount of the convertible bonds is redeemable at the option of Brilliance China Finance Limited at the early redemption amount (calculated at principal amount of the convertible bonds plus a yield at 7% per annum, compounded semi-annually):
(i)	on or at any time after 7th June, 2008 and prior to 7th June, 2009, if the closing price of the shares of the Company on the Stock Exchange for each of the last 30 consecutive trading days has been at least 145% of the applicable early redemption amount divided by the conversion ratio (principal amount of the convertible bonds divided by the conversion price);

(ii)	on or at any time after 7th June, 2009 and prior to 8th May, 2011, if the closing price of the shares of the Company on the Stock Exchange for each of the last 30 consecutive trading days has been at least 130% of the applicable early redemption amount divided by the conversion ratio; or
(iii)	at any time, if more than 90% in principal amount of the convertible bonds has been converted, redeemed or purchased and cancelled.
Unless previously converted, redeemed or purchased and cancelled, the convertible bonds will be redeemed at 141.060% of their outstanding principal amount on 7th June, 2011.

The convertible bonds may be redeemed in whole but not in part at the option of the relevant holders on 7th June, 2009 at 122.926% of their principal amount. The convertible bonds may also be redeemed in whole but not in part at the option of the holders at the early redemption amount on the occurrence of a change of control of the Company, or if the shares of the Company cease to be listed or admitted to trading in the Stock Exchange.

The convertible bonds contain a liability component and an embedded conversion option, which are required to be accounted for separately in accordance with HKAS 39.

At initial recognition, the liability component is measured at its fair value by using the discounted cash flow method. The embedded conversion option is measured at its fair value provided by professional valuers using the Black-Scholes option pricing model.

The liability component is subsequently carried at amortised cost by using the effective interest method. The embedded conversion option is measured at fair value at balance sheet date and changes in fair value are recognised in the income statement.

During the period, the gain on fair value changes on the embedded conversion option amounted to RMB215,035,000 (2007: a loss of RMB282,480,000).

The fair value of the liability component as at 30th June, 2008 was approximately US$223,284,000 (At 31st December, 2007: US$203,777,000), equivalent to approximately RMB1,534,362,000 (At 31st December, 2007: RMB1,490,445,000).

25.	Capital

	(Unaudited)		(Audited)
	As at 30th June, 2008		As at 31st December, 2007
	Number of shares	Amount	Number of shares	Amount
	’000	’000	’000	’000

Authorised:
Ordinary shares of US$0.01 each	8,000,000	US$80,000	8,000,000	US$80,000

Issued and fully paid:
Ordinary shares of US$0.01 each	3,669,766	RMB303,488	3,669,766	RMB303,488

26.	Reserves

	(Unaudited)
	Attributable to equity holders of the Company
									Total equity
				Cumulative					attributable to
			Investment	translation		Share			the equity
	Hedging	Share	revaluation	adjustments	Dedicated	options	Capital	Retained	holders of the	Minority	Total
	Reserve	premium	reserve	reserve	capital	reserve	reserve	earnings	Company	interests	equity
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

As at 1st January, 2008	31,275	2,040,430	(8,372)	39,179	193,356	43,090	120,000	3,287,217	5,746,175	209,736	5,955,911
Share option cost	—	—	—	—	—	856	—	—	856	—	856
Profit for the period	—	—	—	—	—	—	—	282,943	282,943	(63,262)	219,681
Share of jointly controlled entity’s gain recognised directly in equity	33,367	—	—	—	—	—	—	—	33,367	335	33,702
Transfer to dedicated capital	—	—	—	—	1,482	—	—	(1,482)	—	—	—
Change in fair value of available-for-sale financial assets	—	—	4,126	—	—	—	—	—	4,126	—	4,126

As at 30th June, 2008	64,642	2,040,430	(4,246)	39,179	194,838	43,946	120,000	3,568,678	6,067,467	146,809	6,214,276

	(Audited)
	Attributable to equity holders of the Company
									Total equity
				Cumulative					attributable to
			Investment	translation		Share			the equity
	Hedging	Share	revaluation	adjustments	Dedicated	options	Capital	Retained	holders of the	Minority	Total
	Reserve	premium	reserve	reserve	capital	reserve	reserve	earnings	Company	interests	equity
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

As at 1st January, 2007	—	2,038,423	(10,765)	39,179	184,193	11,281	120,000	3,199,294	5,581,605	140,147	5,721,752
Issue of new shares under share option scheme	—	1,602	—	—	—	—	—	—	1,602	—	1,602
Premium arising from exercise of employee share options	—	405	—	—	—	(434)	—	—	(29)	—	(29)
Share option cost	—	—	—	—	—	32,243	—	—	32,243	—	32,243
Profit for the year	—	—	—	—	—	—	—	97,086	97,086	69,273	166,359
Share of jointly controlled entity’s gain recognised directly in equity	31,275	—	—	—	—	—	—	—	31,275	316	31,591
Transfer to dedicated capital	—	—	—	—	9,163	—	—	(9,163)	—	—	—
Changes in fair value of available-for-sale financial assets	—	—	2,393	—	—	—	—	—	2,393	—	2,393

As at 31st December, 2007	31,275	2,040,430	(8,372)	39,179	193,356	43,090	120,000	3,287,217	5,746,175	209,736	5,955,911

27.	Contingencies

	(Unaudited)	(Audited)
	As at	As at
	30th June,	31st December,
	2008	2007
	RMB’000	RMB’000

Corporate guarantees for revolving bank loans and bank guaranteed notes drawn by affiliated companies of Shanghai Shenhua (Note).	60,000	60,000
Corporate guarantees for bank loans drawn by JinBei. Bank deposits of RMB213 million (At 31st December, 2007: RMB213 million) was pledged as a collateral for the corporate guarantee (Note 18).	200,000	200,000

Note: Shanghai Shenhua is defined in note 29(a) to the condensed financial statements.

In addition, the Group was also subject to the following contingencies as at 30th June, 2008:

On or about 25th October, 2002, the Company was served with a claim lodged by Mr. Yang Rong (‘‘Mr. Yang’’) in the Labour Tribunal in Hong Kong against the Company for alleged wrongful repudiation and/or breach of his employment contract. The claim was for approximately US$4.3 million (equivalent to approximately RMB29.5 million) with respect to loss of salary. In addition, Mr. Yang claimed unspecified damages in respect of bonuses and share options. The claim was dismissed by the Labour Tribunal in Hong Kong on 28th January, 2003. Mr. Yang subsequently applied for a review of this decision. At the review hearing on 4th July, 2003, the Labour Tribunal ordered the case to be transferred to the High Court in Hong Kong. The claim has therefore been transferred to the High Court and registered as High Court Action No. 2701 of 2003 (the ‘‘Action’’).

On 16th September, 2003, a Statement of Claim was served on the Company. On 4th November, 2003, the Company filed a Defence and Counterclaim with the High Court. Mr. Yang filed a Reply to Defence and Defence to Counterclaim on 26th April, 2004. On 21st July, 2004, Mr. Yang obtained leave from the Court to file an Amended Reply to Defence and Defence to Counterclaim. The Company filed and served a Reply to Defence to Counterclaim on 4th September, 2004. Pleadings closed on 18th September, 2004. The parties filed and served Lists of Documents on 26th October, 2004 and witness statements were exchanged on 28th February, 2005.

The parties applied by consent to adjourn sine die a checklist hearing fixed for 20th April, 2005, as the respective parties anticipated that they would be filing supplemental evidence and amending their pleadings. The Court approved the application and made an Order on 19th April, 2005 that the checklist hearing be vacated and adjourned sine die with liberty to restore.

Pursuant to a request made by Mr. Yang on 2nd June, 2005 for further and better particulars of the Defence and Counterclaim, the Company filed and served its Answer to Mr. Yang’s request on 4th July, 2005.

On 17th August, 2005, in compliance with its continuing discovery obligations, the Company filed and served a Supplemental List of Documents. Subsequently, on 5th September, 2005, Mr. Yang also filed and served a Supplemental List of Documents.

There has been no material progress in the litigation since then.

The directors of the Company do not believe the Action will have any significant impact on the financial position of the Company and of the Group. The directors of the Company intend to continue vigorously defending the Action.

28.	Commitments
(a)	Capital commitments

	(Unaudited)	(Audited)
	As at
	30th June,	As at
	2008	31st December, 2007
	RMB’000	RMB’000

Contracted but not provided for:
— Construction projects	45,345	39,137
— Acquisition of plant and machinery	504,294	502,510
— Others	66,163	177,086

	615,802	718,733

Authorised but not contracted for:
— Construction projects and acquisition of plant and machinery	977,490	1,009,384

(b)	Operating lease commitments

As at 30th June, 2008, the Group had future aggregate minimum lease payments under non-cancellable operating leases in respect of leased properties as follows:

	(Unaudited)	(Audited)
	As at
	30th June,	As at
	2008	31st December, 2007
	RMB’000	RMB’000

Within one year	15,296	16,367
In the second to fifth years inclusive	11,292	18,856
Over five years	29,895	31,296

	56,483	66,519

(c)	Future operating lease arrangements

As at 30th June, 2008, the Group had future aggregate minimum lease receivable under non-cancellable operating leases as follows:

	(Unaudited)	(Audited)
	As at	As at
	30th June,	31st December,
	2008	2007
	RMB’000	RMB’000

Within one year	11,988	19,883
In the second to fifth year inclusive	11,562	56,697
Over five years	28,602	76,778

	52,152	153,358

29.	Related party transactions
(a)	Name and relationship

Name	Relationship

JinBei	A shareholder of Shenyang Brilliance JinBei Automobile Co., Ltd. (‘‘Shenyang Automotive’’), a subsidiary of the Company
Shanghai Shenhua Holdings Co., Ltd. (‘‘Shanghai Shenhua’’)	Common directorship of certain directors of the Company
Brilliance Holdings Limited (‘‘BHL’’)	Common directorship of certain directors of the Company
An affiliated company is a company in which one or more of the directors or substantial shareholders of the Company have direct or indirect beneficial interests or are in a position to exercise significant influence. Parties are also considered to be affiliated if they are subject to common control or common significant influence.

Save as disclosed elsewhere in these interim financial statements, significant transactions with affiliated companies (these affiliated companies and the Company have certain directors in common and/or other relationships as specified) are detailed below.

(b)	Particulars of significant transactions between the companies comprising the Group and affiliated companies in the ordinary course of business during the period are summarised below:

	(Unaudited)
	For the six months ended 30th June,
	2008	2007
	RMB’000	RMB’000

Sales of goods:
— Affiliated companies of JinBei	72,681	131,328
— Shanghai Shenhua and its affiliated companies	571,050	908,006
— Jointly controlled entities	24,673	36,347
— Associates	41,429	45,655
— A subsidiary of the substantial shareholder of the Company	1,227,532	—

Purchases of goods:
— Affiliated companies of JinBei	470,017	660,808
— Shanghai Shenhua and its affiliated companies	—	70
— Affiliated companies of BHL	51,960	53,757
— Jointly controlled entities	322,006	219,491
— Associates	94,110	312,758
— An affiliated company of a joint venture partner of Shenyang Xinguang Brilliance Automobile Engine Co., Ltd.	23	42
— A shareholder of Shenyang Aerospace Mitsubishi Motors Engine Manufacturing Co., Ltd.	13,263	36,458
Operating lease rental on machinery and equipment charged by a jointly controlled entity	1,430	1,430
Operating lease rental on office buildings charged by Shanghai Shenhua	296	296
Operating lease rental on office buildings charged to a jointly controlled entity	7,087	7,292
Subcontracting charge to a jointly controlled entity	106,839	130,058
Interest to a jointly controlled entity	7,783	8,135
Operating lease rental on office buildings charged by Shanghai Shenhua and its affiliated companies	567	329

The sale and purchase transactions above were carried out after negotiations between the Group and the affiliated companies in the ordinary course of business and on the basis of estimated market value as determined by the directors.

(c)	As at 30th June, 2008, accounts receivable from affiliated companies arising from trading activities consisted of the following:

	(Unaudited)	(Audited)
	As at	As at
	30th June,	31st December,
	2008	2007
	RMB’000	RMB’000

Accounts receivable from related parties:
— Shanghai Shenhua and its affiliated companies	90,976	368,499
— Affiliated companies of JinBei	31,971	91,347
— An affiliated company of BHL	75,600	94,095
— A subsidiary of the substantial shareholder of the Company	207,214	61,455
— A shareholder of Shenyang Aerospace Mitsubishi Motors Engine Manufacturing Co., Ltd.	300	—

— Jointly controlled entities
— BMW Brilliance	149,890	98,224
— Other jointly controlled entities	8,276	321
— An associate	28	—

	564,255	713,941
Less: Provision for doubtful debts	(29,720)	(29,720)

	534,535	684,221

(i)	The amounts due from affiliated companies are unsecured, non-interest bearing and with no fixed repayment term.

(ii)	The Group’s credit policy is that credit is offered to affiliated companies following financial assessment and an established payment record. These affiliated companies are generally required to settle 25% to 33% of the previous month’s ending balances. The aging analysis of amounts due from affiliated companies is as follows:

	(Unaudited)	(Audited)
	As at	As at
	30th June,	31st December,
	2008	2007
	RMB’000	RMB’000

Less than six months	426,134	618,956
Between six months to one year	94,469	205
Above one year to two years	20,026	65,330
Over two years	23,626	29,450

	564,255	713,941

(d)	As at 30th June, 2008, notes receivable from affiliated companies arising from trading activities consisted of the following:

	(Unaudited)	(Audited)
	As at	As at
	30th June,	31st December,
	2008	2007
	RMB’000	RMB’000

Notes receivable from related parties:
— Affiliated companies of JinBei	68,206	3,050
— A jointly controlled entity	258	—
— An associate	3,032	—
— Shanghai Shenhua and its affiliated companies	134,885	143,276
— A subsidiary of the substantial shareholder of the Company	111,713	113,829

	318,094	260,155

All notes receivable from affiliated companies are guaranteed by banks in the PRC and have maturities of six months or less from 30th June, 2008.

(e)	As at 30th June, 2008, the dividends receivable from affiliated companies consisted of:

	(Unaudited)	(Audited)
	As at	As at
	30th June,	31st December,
	2008	2007
	RMB’000	RMB’000

Dividends receivable from related parties:
— A jointly controlled entity	76,173	76,173
— An associate	—	21,000

	76,173	97,173

(f)	As at 30th June, 2008, advances to affiliated companies consisted of:

	(Unaudited)	(Audited)
	As at
	30th June,	As at 31st December,
	2008	2007
	RMB’000	RMB’000

Advances to related parties:
— Jointly controlled entities	46,378	26,364
— Affiliated companies of BHL	51,134	51,134
— Shanghai Shenhua and its affiliated companies	14,044	14,044
— JinBei and its affiliated companies	61,157	12,062
— Other affiliated company	785	12

	173,498	103,616
Less: provision for doubtful debts	(2,214)	(2,214)

	171,284	101,402

Advances to affiliated companies are unsecured, non-interest bearing and have no fixed repayment term (As at 31st December, 2007: Same).

(g)	As at 30th June, 2008, amounts due to affiliated companies arising from trading activities consisted of the following:

	(Unaudited)	(Audited)
	As at
	30th June,	As at
	2008	31st December, 2007
	RMB’000	RMB’000

Due to related parties:
— Associates	58,589	50,444
— Jointly controlled entities	709,001	534,527
— Affiliated companies of Shanghai Shenhua	8,343	1,870
— Affiliated companies of JinBei	331,819	365,275
— A subsidiary of the substantial shareholder of the Company	10,166	—
— Other affiliated companies	35	731

	1,117,953	952,847

The amounts due to affiliated companies are unsecured and non-interest bearing. Amounts due to affiliated companies are generally settled on a monthly basis at 25% to 33% of the previous month’s ending balance. The aging analysis of amounts due to affiliated companies is as follows:

	(Unaudited)	(Audited)
	As at	As at
	30th June,	31st December,
	2008	2007
	RMB’000	RMB’000

Less than six months	843,003	872,760
Between six months to one year	196,750	50,509
Above one year to two years	73,420	25,723
Over two years	4,780	3,855

	1,117,953	952,847

(h)	As at 30th June, 2008, notes payable to affiliated companies arising from trading activities consisted of the following:

	(Unaudited)	(Audited)
	As at	As at
	30th June,	31st December,
	2008	2007
	RMB’000	RMB’000

Notes payable to related parties:
— An affiliated company of BHL	—	60,686
— Affiliated companies of JinBei	—	51,167
— An associate	—	1,760
— Jointly controlled entities	48,000	94,161

	48,000	207,774

(i)	As at 30th June, 2008, advances from affiliated companies consisted of:

	(Unaudited)	(Audited)
	As at	As at
	30th June,	31st December,
	2008	2007
	RMB’000	RMB’000

Advances from related parties:
— An associate	1,695	3
— A jointly controlled entity	3,765	1,279
— BHL and its affiliated companies	11,572	12,086
— Affiliated companies of Shanghai Shenhua	2,830	1,430
— JinBei and its affiliated companies	735	735
— Current portion of financing received from BMW Brilliance (Note)	44,380	40,601

	64,977	56,134

Note: The advances from BMW Brilliance are repayable on the following terms.

	(Unaudited)	(Audited)
	As at	As at
	30th June,	31st December,
	2008	2007
	RMB’000	RMB’000

Less than 1 year	44,381	40,601
Between 1 year to 2 years	8,210	7,772
Above 2 years to 5 years	30,799	29,154
Over 5 years	90,983	96,846

	174,373	174,373
Less: non-current portion	(129,993)	(133,772)

Current portion	44,380	40,601

Saved for the advances from BMW Brilliance above as detailed in note 16(b) to the annual financial statements for the year ended 31st December, 2007, other advances from affiliated companies are unsecured, non-interest bearing and with no fixed repayment term (2007: same).

(j)	Pursuant to a trademark license agreement, JinBei granted Shenyang Automotive the right to use the JinBei trademark on its products and marketing materials indefinitely.

(k)	Compensation benefits to key management personnel excluding directors:

	(Unaudited)
	For the six months ended 30th June,
	2008	2007
	RMB’000	RMB’000

Short-term employee benefits	1,629	1,956

SUPPLEMENTARY FINANCIAL INFORMATION
The Group has prepared a separate set of financial statements for the six months ended 30th June, 2008 in accordance with generally accepted accounting principles in the United States of America (‘‘US GAAP’’).
Differences between HKFRS and US GAAP give rise to differences in the reported balances of net assets and profit/loss attributable to equity holders of the Company. The financial effects of the material differences between HKFRS and US GAAP are summarised and explained as follows:

		(Unaudited)
		For the six months ended 30th June,
		2008	2007
	Note	RMB’000	RMB’000

Reconciliation of net profit (loss):
Profit (Loss) attributable to equity holders of the Company under HKFRS		282,943	(125,737)
Capitalisation of borrowing costs and related depreciation	(a)	(1,052)	(1,052)
Write off of development costs and related borrowing costs capitalised	(b)	(160,176)	(205,332)
Amortisation of impaired intangible assets	(b)	(11,760)	(7,417)
Finance costs / redemption premium of convertible bonds	(d)	3,714	6,972
Changes in fair value of embedded conversion option of convertible bonds	(d)	(215,035)	282,480
Effect of the above adjustments attributable to minority interests		86,674	102,172

(Loss) Profit attributable to shareholders reported under US GAAP		(14,692)	52,086

Other comprehensive income:
Fair value adjustment for securities available-for-sale	(e)	4,126	30,469
Share of jointly controlled entity’s gain recognised directly in equity	(f)	33,367	—

Comprehensive income reported under US GAAP		22,801	82,555

		(Unaudited)	(Audited)
		As at	As at
		30th June,	31st December,
		2008	2007
	Note	RMB’000	RMB’000

Reconciliation of net assets:
Net assets reported under HKFRS, net of portion attributable to minority interests		6,370,955	6,049,663
Capitalisation of borrowing costs and related depreciation	(a)	232	1,284
Write off of development costs and related borrowing costs capitalised	(b)	(1,221,022)	(1,060,846)
Impairment of intangible assets	(b)	377,000	377,000
Amortisation of impaired intangible assets	(b)	(116,150)	(104,390)
Non-amortisation on goodwill	(c)	144,113	144,113
Impairment on goodwill	(c)	(76,010)	(76,010)
Amortisation of finance costs / accreted redemption premium of convertible bonds	(d)	29,814	26,100
Changes in fair value of embedded conversion option of convertible bonds	(d)	40,100	255,135
Issue costs allocated to embedded conversion option of convertible bonds	(d)	2,557	2,557
Effect of the above adjustments attributable to minority interests		389,291	302,617

Net assets reported under US GAAP		5,940,880	5,917,223

(a)	Under HKFRS, the amount of capitalised borrowing costs is netted off against investment income earned on the temporary investment of the borrowed funds pending their expenditure on the qualified assets. Under US GAAP, such temporary investment income is recognised as income rather than being netted off against capitalised borrowing costs. As a result, the amount of the capitalised borrowing costs (and the carrying amount of qualified assets) under HKFRS is lower than that under US GAAP. In subsequent years, the annual depreciation or impairment loss for the qualified assets under HKFRS is lower than that under US GAAP.

(b)	Under HKFRS, costs incurred on development projects, including borrowing costs specific for the development projects capitalised, relating to the design and testing of new or improved projects are recognised as an intangible asset, at cost less accumulated amortisation and impairment losses, if certain criteria are fulfilled. Under US GAAP, such costs are expended as incurred. Accordingly, development costs and related borrowing costs totaling RMB160 million capitalised during the period and the respective accumulated costs of RMB1,221 million capitalised in the condensed consolidated balance sheet as at 30th June, 2008 under HKFRS have been expended under US GAAP.

In previous years, the Group provided for impairment losses on the intangible assets in relation to Zhonghua sedans, part of which were related to those development costs already capitalised under HKFRS but charged to the consolidated income statement under US GAAP as development costs. Therefore, the US GAAP adjustments represent differences in amortisation charges of RMB11.7 million for the period. As at 30th June, 2008, the cumulative effect of impairment losses and differences in amortisation charges are RMB377 million and RMB116 million, respectively.

(c)	With effect from 1st January, 2005, HKFRS, consistent with US GAAP, does not require amortisation of goodwill. The difference of RMB144 million related to accumulated amortisation of goodwill under HKFRS brought forward from 31st December, 2004.

Goodwill under US GAAP (ie. SFAS No. 142) is stated at cost less impairment losses without amortisation charge, effectively the carrying amount before impairment losses is higher than that measured under HKFRS. The cumulative effect of this GAAP difference is RMB76 million, which is a result of higher amount of impairment losses recognised in prior years under US GAAP.

(d)	Under HKFRS, the convertible bonds issued on 7th June, 2006 (see Note 24) are split into liability component and an embedded conversion option, which are measured at their fair values at initial recognition. The liability component is subsequently carried at amortised cost and the embedded conversion option is stated at its fair value at balance sheet and the change in fair value is recognised in the income statement. Under US GAAP, the convertible bonds are stated in the balance sheet at face value plus accreted redemption premium. Accordingly, the reported net assets under HKFRS as at 30th June, 2008 were RMB73 million lower than that under US GAAP because of the accumulated effect of (i) RMB30 million additional amortised finance costs/accreted redemption premium charged to income statement under HKFRS than under US GAAP (including RMB3.7 million for the six months ended 30th June, 2008); (ii) accumulated loss on fair value of the embedded conversion option amounting to RMB40 million (including a gain in fair value of RMB215 million for the six months ended 30th June, 2008); and (iii) direct expenses of RMB3 million in connection with the issue of the convertible bonds are capitalised as deferred expenses on the balance sheet and are amortised over the life of the convertible bonds under US GAAP but are allocated between liability component and embedded conversion option under HKFRS.

(e)	With effect from 1st January, 2005, change in the value of these investments is recognised in equity under HKFRS and therefore there is no difference in reconciling the net income. Change in fair value of RMB4 million under US GAAP is recognised under other comprehensive income while recognised in investment revaluation reserve under HKFRS.

(f)	During the period, a jointly controlled entity of the Group recognised a gain which was dealt with in its equity. Under HKFRS, the share of this gain of RMB33 million is recognised in the Group’s equity. Under US GAAP, it is recognised under other comprehensive income.

MANAGEMENT’S DISCUSSION & ANALYSIS
Business Review
Unaudited consolidated net sales of the Company and its subsidiaries, including Shenyang Brilliance JinBei Automobile Co., Ltd. (‘‘Shenyang Automotive’’), Shenyang XingYuanDong Automobile Component Co., Ltd., Ningbo Yuming Machinery Industrial Co., Ltd., Ningbo Brilliance Ruixing Auto Components Co., Ltd., Mianyang Brilliance Ruian Automotive Components Co., Ltd., Shenyang Brilliance Dongxing Automotive Component Co., Ltd., Shenyang ChenFa Automobile Component Co., Ltd., Shenyang Jindong Development Co., Ltd., Shanghai Hidea Auto Design Co., Ltd. and Shenyang Brilliance Power Train Machinery Co., Ltd. for the first six months of 2008 were RMB5,210.1 million, representing a 32.7% decrease from RMB7,743.0 million for the same period in 2007. The decrease in turnover was primarily due to a decrease in unit sales of Shenyang Automotive’s Zhonghua sedans during the period in 2008.
Shenyang Automotive sold 33,520 minibuses in the first half of 2008, representing a 4.3% decrease from 35,038 units sold during the same period in 2007. Of these vehicles sold, 26,828 were mid- priced minibuses, representing a 9.1% decrease from 29,526 units sold during the same period in 2007. Unit sales of deluxe minibuses increased by 21.4% from 5,512 units in the first half of 2007 to 6,692 units for the corresponding period in 2008. Shenyang Automotive sold 33,221 Zhonghua sedans in the first half of 2008, representing a 44.9% decrease from 60,287 units sold during the corresponding period last year. The Zhonghua Zunchi and Junjie models recorded sales of 7,063 and 24,689 units, respectively, in the first six months of 2008, compared to 19,085 and 41,199 units sold, respectively, during the same period in 2007. The Kubao and Junjie FRV models, which were launched in September 2007 and June 2008, respectively, registered volume sales of 1,063 and 406 units in the first half of 2008, respectively.
Unaudited cost of sales decreased by 31.5% from RMB7,180.9 million in the first six months of 2007 to RMB4,920.8 million for the same period in 2008. The decrease was primarily due to the decrease in unit sales of Zhonghua sedans.
The overall unaudited gross profit margin of the Group decreased to 5.6% for the first half of 2008 from 7.3% in the same period in 2007. The Zhonghua sales volume fell below its breakeven level in the first half of 2008, resulting in a loss for that segment and a lower gross margin overall.
Unaudited other revenue decreased by 37.9% from RMB169.6 million in the first six months of 2007 to RMB105.3 million for the same period in 2008. The decrease was primarily due to the decrease in sales of scrap materials and subsidy income recognised during the period.
Unaudited selling expenses decreased by 24.3% from RMB299.4 million in the first half of 2007 to RMB226.7 million for the same period in 2008. The decrease was mainly due to the decrease in warranty fee and transportation costs for finished products resulting from the decrease in sales volume of Zhonghua sedans during the period under review. Selling expenses as a percentage of turnover increased from 3.9% in the first half of 2007 to 4.4% for the same period in 2008 as a result of reduced turnover in the first half of 2008.
Unaudited general and administrative expenses decreased by 4.4% from RMB211.7 million in the first six months of 2007 to RMB202.3 million for the same period in 2008, mainly due to a decrease in research and development expenses charged, and a decrease in depreciation expenses as a result of a change in accounting estimates.
Unaudited other operating expenses increased by 6.4% from RMB64.5 million in the first six months of 2007 to RMB68.6 million for the same period in 2008, resulting mainly from an increase in foreign exchange losses realised from operations.
Unaudited interest income increased by 25.7% from RMB40.5 million in the first six months of 2007 to RMB50.9 million for the same period in 2008 due to increases in interest rates on bank deposits. Unaudited finance costs decreased by 41.0% from RMB79.4 million in the first six months of 2007 to RMB46.9 million for the same period in 2008, resulting mainly from capitalisation of interest expenses during the period in 2008.
The Group’s unaudited share of operating results of associates and jointly controlled entities increased by 42.9% from RMB90.4 million in the first half of 2007 to RMB129.2 million for the same period in 2008. This was mainly attributable to the increased profits contributed by BMW Brilliance Automotive Ltd. (‘‘BMW Brilliance’’), the Group’s 49.5% indirectly owned jointly controlled entity, in the first half of 2008.
Unaudited net profits contributed to the Group by BMW Brilliance increased by 106.8% from RMB53.0 million in the first half of 2007 to RMB109.6 million for the same period this year. The BMW joint venture achieved sales of 16,543 BMW sedans in the first six months of 2008, an increase of 1.7% as compared to 16,260 BMW sedans for the same period in 2007. The higher net profits contributed to the Group in the first half of 2008 was mainly a result of reduced tariffs on imported components and reduced expenses incurred for component localisation.
In the first half of 2008, the Group recognised a gain of RMB215.0 million on the change in fair value of the embedded conversion option of the convertible bonds in accordance with Hong Kong Financial Reporting Standards. This compares to a loss of RMB282.5 million recorded in the first half of 2007. The gain resulted from the change in fair value during the period was primarily due to a drop in the Company’s share price between 31st December, 2007 and 30th June, 2008.
The Group recorded an unaudited profit before taxation of RMB244.3 million in the first half of 2008 compared to an unaudited pre-tax loss of RMB75.0 million for the same period in 2007. Unaudited taxation increased by 39.8% from RMB17.6 million in the first half of 2007 to RMB24.6 million for the same period in 2008, resulting mainly from increases in taxation rates of our major operating subsidiaries.
As a result, the Group recorded an unaudited profit attributable to equity holders of the Company of RMB282.9 million for the first half of 2008 as compared to an unaudited loss of RMB125.7 million for the same period in 2007. Unaudited basic earnings per share for the six months ended 30th June, 2008 amounted to RMB0.07710 against an unaudited basic loss per share of RMB0.03428 for the same period in 2007.

Prospects
During the first half of 2008, despite a general slowdown in the Chinese auto market and the reduced sale of Zhonghua sedans, the Group was able to sustain its profitability even when excluding the gains realised from the changes in fair value of embedded conversion option of our convertible bonds. The efforts made in raising the component localisation ratio of our domestically-produced BMW sedans have also led to a significant increase in the contributions from our BMW joint venture.
Looking into the second half of 2008, the Group expects market conditions to remain challenging. Factors such as the impact of austerity measures and credit tightening, steep corrections seen in both the stock and property markets in China, and the uncertainties surrounding capital markets worldwide will all lead to slower economic growth, thus exerting pressure on auto sales in China. In order for the Group to improve market share and margins, we plan to install more marketing initiatives in an effort to boost sales, continue to develop new products (such as the new Junjie wagon model which will be launched in the fourth quarter) to further enhance our product offering and increase economies of scale of the Zhonghua platform, and further streamline our operations in an attempt to improve production efficiency. In addition, we continue to work hard with our joint venture partner BMW to deepen component localisation and reduce costs of our BMW vehicles. To further broaden our cooperation, the Group has been in active discussion with BMW regarding next phase capacity expansion for our joint venture. Concurrently, the Group is carrying on discussions with BMW and other strategic partners regarding entry into the auto aftermarket segments.
Over the longer term, the Group will continue to enrich its product portfolio while actively exploring opportunities for further business diversification beyond the existing automobile and components manufacturing business. The Group also aims to strengthen our relationships with strategic partners such as BMW, Toyota and other parts and engineering firms worldwide for strategic alliances and partnerships in the continuing development of our business.
Liquidity and Financial Resources
As at 30th June, 2008, the Group had RMB994.5 million in cash and cash equivalents, RMB639.9 million in short-term bank deposits and RMB2,037.5 million in pledged short-term bank deposits. The Group had notes payable of RMB3,335.9 million and outstanding short-term bank borrowings of RMB544.3 million, but had no long-term bank borrowings outstanding as at 30th June, 2008.
On 7th June, 2006, the Company, through its wholly owned subsidiary, Brilliance China Finance Limited (‘‘Brilliance Finance’’), issued the zero coupon guaranteed convertible bonds due 2011 (the ‘‘Convertible Bonds’’) with a principal amount of US$182,678,000 (equivalent to approximately RMB1,460.8 million based on the applicable exchange rate at the time of issue). The Convertible Bonds are guaranteed by the Company and are convertible by the holders into fully paid ordinary shares with a par value of US$0.01 each of the Company (the ‘‘Shares’’) at the conversion price of HK$1.53 per Share (Note) up to the close of business on 8th May, 2011, unless the Convertible Bonds have previously been redeemed or matured. The Convertible Bonds are listed on The Singapore Exchange Securities Trading Limited. Up to 30th June, 2008, none of the Convertible Bonds had been repurchased or redeemed by Brilliance Finance or converted into Shares of the Company.
Note: The initial conversion price of the Convertible Bonds was HK$1.93 per Share. Pursuant to the terms of the Convertible Bonds, the initial conversion price of HK$1.93 was adjusted to HK$1.53 with effect from 10th March, 2008.
Contingent Liabilities
Details of the contingent liabilities are set out in note 27 to the condensed financial statements.
Gearing Ratio
As at 30th June, 2008, the gearing ratio, computed by dividing total liabilities by total equity attributable to equity holders of the Company, was approximately 1.65 (31st December, 2007: 1.75). The decrease of the ratio was primarily due to the decrease in the value of the liability element of the Convertible Bonds during the period.
Use of Proceeds
The net proceeds from the sale of the Convertible Bonds were approximately US$178.8 million. In 2007, all the net proceeds have been used for (a) on-market repurchase and redemption of the zero coupon guaranteed convertible bonds due 2008 issued by Brilliance China Automotive Finance Ltd., the then wholly owned subsidiary of the Company; and (b) general corporate and working capital purposes of the Group.
Foreign Exchange Risks
The Group considers that exchange rate fluctuations may have a material effect on the overall financial performance of the Group in the future, and may consider entering into hedging transactions through exchange contracts in order to minimise foreign exchange risks, if and when necessary. There were no outstanding hedging transactions as at 30th June, 2008.
Employees and Remuneration Policy
The Group employed approximately 11,600 employees as at 30th June, 2008 (30th June, 2007: approximately 11,300). Employee costs (including directors’ emoluments) amounted to approximately RMB253.1 million for the six months ended 30th June, 2008 (six months ended 30th June, 2007: approximately RMB192.5 million). The Group will endeavour to ensure that the salary levels of its employees are in line with industry practices and prevailing market conditions and that employees’ remuneration is based on performance. In addition, employees are eligible for share options under the share option scheme adopted by the Company.
INTERIM DIVIDEND
The Board resolved not to declare any interim dividend for the six months ended 30th June, 2008 (six months ended 30th June, 2007: nil).

SUBSTANTIAL SHAREHOLDERS’ INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES
As at 30th June, 2008, so far as is known to the directors or chief executives of the Company, the following persons other than a director or chief executive of the Company had an interest or a short position in the Shares and underlying Shares of the Company as recorded in the register required to be kept by the Company under Section 336 of the Securities and Futures Ordinance (the ‘‘SFO’’):

	Number of Shares held/Approximate shareholding percentage
	Long		Short		Lending
Name of shareholders	Position	%	Position	%	Pool	%

Huachen Automotive Group Holdings Company Limited	1,446,121,500	39.41	—	—	—	—
Templeton Asset Management Ltd. (Note 1)	512,182,000	13.96	—	—	—	—
Deutsche Bank Aktiengesellschaft (Note 2)	300,866,754	8.20	100,684,332	2.74	—	—
Merrill Lynch & Co Inc. (Note 3)	216,498,903	5.90	17,909,356	0.49	—	—
Citigroup Inc. (Note 4)	190,800,364	5.20	29,915,000	0.82	84,839,162	2.31
The Bank of New York Mellon Corporation (Note 5)	184,367,500	5.02	—	—	—	—

Notes

1.	The 512,182,000 Shares in long position are held in the capacity as investment manager.

2.	The 300,866,754 Shares in long position are held as to 14,022,200 Shares in the capacity as beneficial owner, as to 2,100,000 Shares in the capacity as investment manager and as to 284,744,554 Shares as security interest. The 100,684,332 Shares in short position are held as to 12,622,000 Shares in the capacity as beneficial owner and as to 88,062,332 Shares as security interest. 187,753,222 Shares in long position represent underlying interest in physically settled derivatives listed or traded on a stock exchange or traded on a futures exchange. 11,762,000 Shares in long position represent underlying interest in cash settled unlisted derivatives.

3.	The 216,498,903 Shares in long position and 17,909,356 Shares in short position are held as corporate interest. 212,780,786 Shares in long position represent underlying interest in physically settled derivatives listed or traded on a stock exchange or traded on a futures exchange. 189,400 Shares in long position represent underlying interest in physically settled unlisted derivatives.

4.	The 190,800,364 Shares in long position are held as to 88,541,202 Shares as corporate interest, as to 17,420,000 Shares as security interest and as to 84,839,162 Shares in the capacity as custodian corporation/approved lending agent. The 29,915,000 Shares in short position are held as corporate interest. 32,784,902 Shares in long position and 20,736,000 Shares in short position represent underlying interests in physically settled unlisted derivatives.

5.	The 184,367,500 Shares in long position are held as corporate interest.
Save as disclosed herein, as at 30th June, 2008, there was no other person so far known to the directors or chief executives of the Company, other than a director or chief executive of the Company as having an interest or a short position in the Shares and underlying Shares of the Company as recorded in the register required to be kept by the Company under Section 336 of the SFO.
DIRECTORS’ INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES
As at 30th June, 2008, the interests and short positions of each director, chief executive and their respective associates in the shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of Part XV of the SFO) which were required to be notified to the Company and The Stock Exchange of Hong Kong Limited (the ‘‘Stock Exchange’’) pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which he was taken or deemed to have under such provisions of the SFO); or were required pursuant to Section 352 of the SFO to be entered in the register referred to therein; or were required pursuant to the Model Code for Securities Transactions by Directors of Listed Companies to be notified to the Company and the Stock Exchange, are set out below:

		Number of Shares held
Name of	Type of	Long	Short	Approximate shareholding	Number of share
directors	interests	Position	Position	percentage %	options granted

Wu Xiao An	Personal	—	—	—	2,800,000
(also known as					(Note 1)
Ng Siu On)
	Personal	—	—	—	18,000,000
					(Notes 2 & 3)

Qi Yumin	Personal	—	—	—	16,000,000
					(Notes 4 & 5)

He Guohua	Personal	—	—	—	6,000,000
					(Notes 6 & 7)

Wang Shiping	Personal	—	—	—	6,000,000
					(Notes 6 & 7)

Lei Xiaoyang	Personal	—	—	—	6,000,000
					(Notes 6 & 7)

Notes:

1.	The options to subscribe for 2,800,000 Shares are exercisable at any time during the 10-year period from 2nd June, 2001 at the subscription price of HK$1.896 per Share.

2.	These include the options to subscribe for 8,000,000 Shares, which are exercisable at any time during the 10-year period from 28th December, 2006 at the subscription price of HK$1.32 per Share.

3.	These include the options to subscribe for 10,000,000 Shares, which are exercisable at any time during the 10-year period from 31st December, 2007 at the subscription price of HK$1.746 per Share.

4.	These include the options to subscribe for 7,000,000 Shares, which are exercisable at any time during the 10-year period from 28th December, 2006 at the subscription price of HK$1.32 per Share.

5.	These include the options to subscribe for 9,000,000 Shares, which are exercisable at any time during the 10-year period from 31st December, 2007 at the subscription price of HK$1.746 per Share.

6.	These include the options to subscribe for 3,000,000 Shares, which are exercisable at any time during the 10-year period from 28th December, 2006 at the subscription price of HK$1.32 per Share.

7.	These include the options to subscribe for 3,000,000 Shares, which are exercisable at any time during the 10-year period from 31st December, 2007 at the subscription price of HK$1.746 per Share.
Save as disclosed above, as at 30th June, 2008, none of the directors, chief executives of the Company or their respective associates had any interests and short positions in the shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which he was taken or deemed to have under such provisions of the SFO); or were required pursuant to Section 352 of the SFO to be entered in the register referred to therein; or were required pursuant to the Model Code for Securities Transactions by Directors of Listed Companies to be notified to the Company and the Stock Exchange.
SHARE OPTIONS
1999 Share Option Scheme
With an aim to provide incentives and rewards to eligible participants who contribute to the success of the Group, the Company, with the approval of the shareholders at a general meeting, adopted a share option scheme on 18th September, 1999 (the ‘‘1999 Share Option Scheme’’). The 1999 Share Option Scheme came into effect on 20th October, 1999.
On 28th June, 2002, the 1999 Share Option Scheme was terminated. Pursuant to clause 13.1 of the 1999 Share Option Scheme, all the share options granted and remained outstanding prior to such termination shall continue to be valid and exercisable in accordance with the terms of the grant and the 1999 Share Option Scheme.
A summary of movements of the share options of the Company under the 1999 Share Option Scheme during the six months ended 30th June, 2008 is set out below:

	Number of share options
Category									Subscription
and		Outstanding as	Granted	Exercised	Lapsed	Cancelled	Outstanding as		price per
name of	Date of	at 1st January,	during the	during the	during the	during the	at 30th June,	Option	Share
participant	grant	2008	period	period	period	period	2008	period	(HK$)

Director

Wu Xiao An	2nd June, 2001 (Note 1)	2,800,000	—	—	—	—	2,800,000	2nd June, 2001 - 1st June, 2011	1.896

Total		2,800,000	—	—	—	—	2,800,000
				(Note 2)

Notes:

1.	The share options were granted on 2nd June, 2001 and vested immediately upon the grant and are exercisable within a period of 10 years.

2.	As none of the above share options had been exercised during the six months ended 30th June, 2008, the weighted average closing price of the Shares immediately before the dates on which the share options were exercised is not disclosed herein.
New Share Option Scheme
To comply with the amendments to Chapter 17 of the Rules Governing the Listing of Securities on the Stock Exchange (the ‘‘Listing Rules’’), which came into effect on 1st September, 2001, the Company adopted a new share option scheme on 28th June, 2002 (the ‘‘New Share Option Scheme’’). The purpose of the New Share Option Scheme is to provide incentives or rewards to eligible participants for their contribution to the Group and/or to enable the Group to recruit and retain high-calibre employees and attract human resources that are valuable to the Group and any entity in which the Group holds any equity interest. The New Share Option Scheme came into effect on 15th July, 2002.

The New Share Option Scheme will remain in force for a period of 10 years from 15th July, 2002. The period during which an option may be exercised will be determined by the directors in their absolute discretion, save that no option shall be exercised later than 10 years from the date of grant.
A summary of movements of the share options of the Company under the New Share Option Scheme during the six months ended 30th June, 2008 is set out below:

		Number of share options
Category and name of participants	Date of grant	Outstanding as at 1st January, 2008	Granted during the period	Exercised during the period	Lapsed during the period	Cancelled during the period	Outstanding as at 30th June, 2008	Option period	Subscription price per Share (HK$)

Directors

Wu Xiao An	28th December, 2006	8,000,000	—	—	—	—	8,000,000	28th December, 2006	1.32
	(Note 1)							- 27th December, 2016

	31st December, 2007	10,000,000	—	—	—	—	10,000,000	31st December, 2007	1.746
	(Note 2)							- 30th December, 2017

Qi Yumin	28th December, 2006	7,000,000	—	—	—	—	7,000,000	28th December, 2006	1.32
	(Note 1)							- 27th December, 2016

	31st December, 2007	9,000,000	—	—	—	—	9,000,000	31st December, 2007	1.746
	(Note 2)							- 30th December, 2017

He Guohua	28th December, 2006	3,000,000	—	—	—	—	3,000,000	28th December, 2006	1.32
	(Note 1)							- 27th December, 2016

	31st December, 2007	3,000,000	—	—	—	—	3,000,000	31st December, 2007	1.746
	(Note 2)							- 30th December, 2017

Wang Shiping	28th December, 2006	3,000,000	—	—	—	—	3,000,000	28th December, 2006	1.32
	(Note 1)							- 27th December, 2016

	31st December, 2007	3,000,000	—	—	—	—	3,000,000	31st December, 2007	1.746
	(Note 2)							- 30th December, 2017

Lei Xiaoyang	28th December, 2006	3,000,000	—	—	—	—	3,000,000	28th December, 2006	1.32
	(Note 1)							- 27th December, 2016

	31st December, 2007	3,000,000	—	—	—	—	3,000,000	31st December, 2007	1.746
	(Note 2)							- 30th December, 2017

Employees	28th December, 2006	7,375,000	—	—	—	—	7,375,000	28th December, 2006	1.32
(in aggregate)	(Note 1)							- 27th December, 2016

		Number of share options
Category and name of participants	Date of grant	Outstanding as at 1st January, 2008	Granted during the period	Exercised during the period	Lapsed during the period	Cancelled during the period	Outstanding as at 30th June, 2008	Option period	Subscription price per Share (HK$)

	31st December, 2007	27,500,000	—	—	—	—	27,500,000	31st December, 2007	1.746
	(Note 2)							- 30th December, 2017

	21st February, 2008	—	1,500,000	—	—	—	1,500,000	21st February, 2008	1.542
	(Note 3)							- 20th February, 2018

		Number of share options
Category and name of participants	Date of grant	Outstanding as at 1st January, 2008	Granted during the period	Exercised during the period	Lapsed during the period	Cancelled during the period	Outstanding as at 30th June, 2008	Option period	Subscription price per Share (HK$)

Others	28th December, 2006	3,000,000	—	—	—	—	3,000,000	28th December, 2006	1.32
(in aggregate)	(Note 1)							- 27th December, 2016

	31st December, 2007	4,000,000	—	—	—	—	4,000,000	31st December, 2007	1.746
	(Note 2)							- 30th December, 2017

Total		93,875,000	1,500,000	—	—	—	95,375,000
				(Note 4)			(Note 5)

Notes:

1.	The share options were granted on 28th December, 2006 and vested immediately upon the grant and are exercisable within a period of 10 years. The closing price of the Shares immediately before the date on which the options were granted is HK$1.28 per Share.

2.	The share options were granted on 31st December, 2007 and vested immediately upon the grant and are exercisable within a period of 10 years. The closing price of the Shares immediately before the date on which the options were granted is HK$1.71 per Share.

3.	The share options were granted on 21st February, 2008 and vested immediately upon the grant and are exercisable within a period of 10 years. The closing price of the Shares immediately before the date on which the options were granted is HK$1.53 per Share.

4.	As none of the above share options had been exercised during the six months ended 30th June, 2008, the weighted average closing price of the Shares immediately before the dates on which the share options were exercised is not disclosed herein.

5.	Subsequent to the end of June 2008, a total of 3,250,000 share options previously granted to two option holders lapsed in July and September 2008 in accordance with the terms of the New Share Option Scheme. Accordingly, as at the date of this report, the outstanding balance of the share options granted by the Company under the New Share Option Scheme was 92,125,000.
The fair value of the share options granted under the New Share Option Scheme during the six months ended 30th June, 2008 was calculated using the Black-Scholes option pricing model. The following assumptions were used to determine the fair value of the share options at the date of grant:

Date of grant	21st February, 2008
Closing share price at the date of grant	HK$1.51
Subscription price	HK$1.542
Risk-free interest rate	3.156%
Expected life of option	5 years
Expected volatility	45.20%
Expected dividend yield	0%
The value of an option varies with different variable of certain subjective assumptions. Any change in the variables so adopted may materially affect the estimation of the fair value of an option.
The Group recognised total expenses of RMB856,000 for the six months ended 30th June, 2008 (six months ended 30th June, 2007: nil) in relation to share options granted by the Company under the New Share Option Scheme.
PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S LISTED SECURITIES
Neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of the Company’s listed securities during the six months ended 30th June, 2008.

COMPLIANCE WITH THE CODE ON CORPORATE GOVERNANCE PRACTICES
Maintaining an effective corporate governance framework is one of the top priorities of the Company. The Company has complied with the code provisions of the ‘‘Code on Corporate Governance Practices’’ (the ‘‘CG Code’’) set out in Appendix 14 to the Listing Rules throughout the six months ended 30th June, 2008, except for deviations from code provision A.4.1 that are described below.
Deviation
Under code provision A.4.1 of the CG Code, non-executive directors should be appointed for a specific term, subject to re-election. At present, all the non-executive directors (including the independent non-executive directors) of the Company do not have a specific term of appointment. As the appointment of non-executive directors is subject to the retirement by rotation provisions in the bye-laws of the Company, the Board considers that it is not necessary to appoint the non-executive directors for a specific term. At every annual general meeting, one-third of the directors for the time being, or if their number is not three or in a multiple of three, the number nearest to but not greater than one-third, shall retire from office by rotation according to the bye-laws of the Company. All directors, including those appointed for a fixed term, are subject to the retirement by rotation provision in the bye-laws of the Company.
Major updates
There have been no material changes to the information disclosed in the Company’s 2007 annual report in respect of our corporate governance practices. Major updates since the 2007 annual report are summarised below.
—	Retirement of directors

Code provision A.4.2 states that every director, including those appointed for a specific term, should be subject to retirement by rotation at least once every three years. To comply with this code provision and in accordance with bye-law 99, Mr. Song Jian and Mr. Jiang Bo retired by rotation at the annual general meeting of the Company held on 20th June, 2008. At the same meeting, shareholders of the Company approved the re-election of Mr. Song Jian and Mr. Jiang Bo as directors of the Company.

—	Internal control

The Company made annual assessment of the effectiveness of the Group’s internal control over financial reporting. For the year ended 31st December, 2007, the Company has undertaken an annual assessment of the internal control of the Group as at year end and has recommended certain improvement measures as detailed in the annual report of the Company for the year ended 31st December, 2007. Actions have been/will be taken to implement the recommended improvement measures. In general, results of the assessment for the year will be reported to the Audit Committee once completed. Particulars of areas identified for improvement and recommended improvement measures will be set out in the annual report of the Company.
REVIEW OF FINANCIAL STATEMENTS
The Audit Committee of the Company has reviewed with management the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial reporting matters including the unaudited consolidated interim financial statements of the Group for the six months ended 30th June, 2008. At present, the Audit Committee comprises Mr. Xu Bingjin, Mr. Song Jian and Mr. Jiang Bo, all of whom are independent non-executive directors. Mr. Xu Bingjin is the chairman of the Audit Committee.
INDEPENDENT NON-EXECUTIVE DIRECTORS
The Company has complied with Rules 3.10(1) and 3.10(2) of the Listing Rules relating to appointment of a sufficient number of independent non-executive directors and at least an independent non-executive director with appropriate professional qualifications, or accounting or related financial management expertise. At present, the Board comprises three independent non- executive directors including one with appropriate accounting expertise.
COMPLIANCE WITH THE MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS OF LISTED ISSUERS
The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Listing Rules (the ‘‘Model Code’’). The Company has made specific enquiry of all directors as to compliance with the Model Code during the six months ended 30th June, 2008 and they all confirmed that they have fully complied with the required standards set out in the Model Code.

By Order of the Board Wu Xiao An (also known as Ng Siu On) Chairman
Hong Kong, 19th September, 2008